BILLY DEAD, INC.
                               2312 Lorenzo Drive
                              Los Angeles, CA 90068

                                 April 21, 2003


BY FAX (202-942-2999)
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Attention: John D. Reynolds, Assistant Director, OSBR

Re: Billy Dead, Inc. (the "Registrant") Registration Statement on Form SB-2 File No. 333-104620, Filed April 18, 2003 (the "Registration Statement")


Ladies and Gentlemen:

      Responding to your fax of April 18, 2003, and in accordance with the provisions of Rule 473(c) of the Securities Act of 1933, as amended, by this letter the Registrant hereby amends the Registration Statement by including on the facing page thereof following the calculation of the registration fee the following language relating to a delaying amendment:

      "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission action pursuant to said section 8(a), may determine."

      Please call me at 323-962-9873 or our counsel, Denis Rice, Esq. at 415-434-1600 if you have any questions.

                                                     Very truly yours,

                                                     /s/ CHARLES F. RYAN III
                                                     Charles F. Ryan III,
                                                     Chief Executive Officer

cc:   Civilian Capital, Inc.